For the period ended (a) 4/30/97
File number (c) 811-4930

                         SUB-ITEM 77 D

          Policies with Respect to Security Investments

     On October 30, 1996 the Fund's shareholders approved the following changes to the Fund's investment policies:

          Approval of an amendment of the Fund's fundamental investment restriction regarding investment in shares of other investment companies which would allow the Fund to invest up to 10% of its total assets in shares of other companies.

          Approval of an amendment of the Fund's fundamental investment restriction regarding unseasoned issuers which would prohibit the Fund from purchasing any security if as a result the Fund would have more than 5% of its total assets invested in securities of companies less than three years old.

          Approval of an amendment of the Fund's investment restriction to permit an increase in the borrowing capabilities of the Fund which would allow the Fund to borrow up 33 1/3% of the value of its total assets.